SEVERN TRENT
ENVIRONMENTAL LEADERSHIP



06012581

6 April 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.



PROCESSED
APR 19 2006
THOMSON
FINANCIAL
SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C.
209
SECTION

ɪetails	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
ɪhareholder - Fidelity	SE Announcement	02-Mar-2006	✓				✓	Filed with SEC on 2 March 2006
OFWAT Interim Report	SE Announcement	07-Mar-2006	✓				✓	Filed with SEC on 7 March 2006
of Director - F A Osborn	SE Announcement	31-Mar-2006	✓				✓	Filed with SEC on 31 March 2006
(Nominees) Ltd and TD Waterhouse Nominees (Europe) Ltd - 17,657 shares	Co House Forms	13-Mar-2006		✓				
(Nominees) Ltd and TD Waterhouse Nominees (Europe) Ltd - 8,527 shares	Co House Forms	15-Mar-2006		✓				
ɔus- 13,009 shares	Co House Forms	15-Mar-2006		✓				
Vaterhouse Nominees (Europe) Ltd - 3,472 shares	Co House Forms	22-Mar-2006		✓				
(Nominees) Ltd and TD Waterhouse Nominees (Europe) Ltd - 10,012 shares	Co House Forms	27-Mar-2006		✓				

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83


SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C.
209
SECTION

Company Number	2366619
Company name in full	Severn Trent Plc
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,065	2,783	2,486
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£7.38	£9.34	£10.053

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited a/c CESREG Part ID 277 Address 201 Deansgate, Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 4,743
Name F H F (Nominees) Limited a/c CSOS part ID 846 Address 28 Park Square West Leeds UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 5,269
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1



Signed Date 27 March 2006

~~A director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83



SEC MAIL
PROCESSING
RECEIVED
APR 14 2006
WASH. D.C.
209
SECTION

Company Number	2366619
Company name in full	Severn Trent Plc
	Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	23	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	678		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

This form has been provided free of

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **10,012**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0



Signed __________ **Date** 27 March 2006

~~A director / secretary /~~ administrator ~~/ administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares


SEC MAIL
RECEIVED
PROCESSING
APR 1 4 2006
WASH, D.C.
SECTION

CHFP083

Company Number: 2366619

Company name in full: Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary			
Number allotted	3,472			
Nominal value of each share	65 5/19p			
Amount (if any) paid or due on each share *(including any share premium)*	£7.20			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited Des: CESREG Part ID: 277 Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 3,472
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,472**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 22.3.2006.

A director / secretary / administrator / ~~administrative receiver / receiver~~ manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83


SEC MAIL
PROCESSING
RECEIVED
APR 14 2006
WASH, D.C.
209
SECTION

Company Number 2366619

Company name in full SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	Month	Year	To Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,661	4,918	1,767
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	548p	536p	592p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] Date 15.3.2006

*A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Lloyds TSB Registrars, The Causeway Worthing, West Sussex. BN99 6DA ESP/Allotment Team/SW/3416

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,341	713	1,609
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	759p	473p	568p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE UK Postcode	Class of shares allotted Ordinary	Number allotted 13,009
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **13,009**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed [signature] Date 15.3.2006.

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Lloyds TSB Registrars, The Causeway Worthing, West Sussex. BN99 6DA ESP/Allotment Team/PH/3683

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83


SEC MAIL
RECEIVED
PROCESSING
APR 14 2006
WASH DC
209

Company Number	2366619
Company name in full	Severn Trent Plc
	Page 1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter the date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,527		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name TD Waterhouse Nominees (Europe) Limited a/c CESREG Part ID 277 Address 201 Deansgate, Manchester UK Postcode M3 3TD	Ordinary	3,093
Name F H F (Nominees) Limited a/c CSOS part ID 846 Address 28 Park Square West Leeds UK Postcode LS1 2PQ	Ordinary	5,434
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	Ordinary	8,527

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed **Date** 15.3.2006.

A director / secretary / administrator / ~~administrative~~ receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,453	3,778	3,977
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£6.805	£6.88	£7.20

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1



Signed **Date** 13.3.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent Plc

Page 2 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	06	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,880	2,569	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£7.38	£9.34	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees / Europe/ Limited Desig CESREG Part ID 277 Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 14,204
Name F H F Nominees Limited Part ID: 846 / Desig: CSOS Address 28 Park Square West, Leeds, LS1 2PQ UK Postcode	Class of shares allotted Ordinary	Number allotted 3,453
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **17,657**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0



Signed ____________ **Date** 13.3.2006.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA